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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

001-37426

Commission File Number

SUNOVION CNS DEVELOPMENT CANADA ULC

 (Exact name of registrant as specified in its charter)

828 Richmond Street West, Toronto, Ontario, Canada M6J 1C9, (416) 703-2449

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

 (Title of each class of securities covered by this Form)

Not Applicable

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 1, 2016

Sunovion CNS Development Canada ULC

By:	/s/ Gregory Bokar
Name:	Gregory Bokar
Title:	Director